UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Morgan Stanley

(Name of issuer)

Common Stock

(Title of class of securities)

617446448

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 617446448

(1)	Names of reporting persons China Investment Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 150,782,379[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 150,782,379[1]
(9)	Aggregate amount beneficially owned by each reporting person 150,782,379[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.8%
(12)	Type of reporting person (see instructions) CO

[1]

Includes 150,503,487 shares of Common Stock held by Harvest Investment Corporation, a wholly-owned subsidiary of China Investment Corporation, and 278,892 shares of Common Stock held by another wholly-owned subsidiary of China Investment Corporation, all as of December 31, 2011. See Item 4.

CUSIP No. 617446448

(1)	Names of reporting persons Harvest Investment Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 150,503,487
(7) Sole dispositive power 0
(8) Shared dispositive power 150,503,487
(9)	Aggregate amount beneficially owned by each reporting person 150,503,487
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.8%
(12)	Type of reporting person (see instructions) CO

Item 1(a) Name of Issuer

Morgan Stanley

Item 1(b) Address of Issuer’s Principal Executive Offices

1585 Broadway

New York, NY 10036

Item 2(a) Name of Persons Filing

China Investment Corporation

Harvest Investment Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of China Investment Corporation and Harvest Investment Corporation is as follows:

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng District

Beijing 100010

People’s Republic of China

Item 2(c) Citizenship

China Investment Corporation and Harvest Investment Corporation are established under the Company Law of the People’s Republic of China

Item 2(d) Title of Class of Securities

Common Stock

Item 2(e) CUSIP Number

617446448

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4 Ownership

The number of shares of Common Stock beneficially owned by China Investment Corporation and Harvest Investment Corporation is as follows:

	September 30,	September 30,
Reporting Person	Amount Beneficially Owned	Percent of Class
China Investment Corporation	150,782,379	7.8%
Harvest Investment Corporation	150,503,487	7.8%

	September 30,	September 30,	September 30,	September 30,
	Voting Power		Dispositive Power
Reporting Person	Sole	Shared	Sole	Shared
China Investment Corporation	0	150,782,379	0	150,782,379
Harvest Investment Corporation	0	150,503,487	0	150,503,487

China Investment Corporation is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China. By virtue of China Investment Corporation being the parent of CIC International Co., Limited, which is the parent of Harvest Investment Corporation, China Investment Corporation may be deemed to share beneficial ownership of the shares held by Harvest Investment Corporation. All information above regarding China Investment Corporation reflects the inclusion of (i) 150,503,487 shares of Common Stock held by Harvest Investment Corporation, a wholly-owned subsidiary of CIC International Co., Limited, and (ii) 278,892 shares of Common Stock held by another wholly-owned subsidiary of CIC International Co., Limited, all as of December 31, 2011.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 9, 2012.

CHINA INVESTMENT CORPORATION

By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman & CEO

HARVEST INVESTMENT CORPORATION

By:	/s/ Li Keping
Name: Li Keping
Title: President & Executive Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated January 28, 2011, between China Investment Corporation and Harvest Investment Corporation. †

†	Previously filed on February 14, 2011.